Filed Pursuant to Rule 433

Registration No. 333-277673

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$3,250,000,000

4.695% FIXED/FLOATING RATE SENIOR NOTES, DUE APRIL 2032

FINAL TERM SHEET

Dated April 16, 2026

Issuer:	Bank of America Corporation

Ratings of this Series*:	A1 (Moody’s)/A- (S&P)/AA- (Fitch)

Title of the Series:	4.695% Fixed/Floating Rate Senior Notes, due April 2032 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$3,250,000,000

Issue Price: Selling Agents’ Commission:	100% 0.35%

Net Proceeds to Issuer:	$3,238,625,000

Trade Date:	April 16, 2026

Settlement Date:	April 23, 2026 (T+5)

Maturity Date:	April 23, 2032

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Interest Rate:	4.695% per annum payable semi-annually in arrears for each semi-annual Interest Period from, and including, the Settlement Date to, but excluding, April 23, 2031 (the “Fixed Rate Period”).

Floating Interest Rate:	Base Rate plus the spread of 104 basis points per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, April 23, 2031 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Payment Delay Convention as set forth under “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA, Compounded CORRA and Compounded AONIA—Determination of Compounded SOFR (Payment Delay)” in the Issuer’s Series N Prospectus Supplement dated March 28, 2024 (the “Prospectus Supplement”).

Compounded SOFR Convention:	Payment Delay Convention. See “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA, Compounded CORRA and Compounded AONIA” in the Prospectus Supplement.

Interest Periods:	During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.
During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, April 23, 2031) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).

Interest Period Demarcation Dates:	The 23rd of each January, April, July, and October, commencing July 23, 2031 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Payment Dates:

During the Fixed Rate Period, April 23 and October 23 of each year, beginning October 23, 2026 and ending April 23, 2031.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day

Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)

Treasury Benchmark:	5 year U.S. Treasury, due March 31, 2031

Treasury Yield:	3.915%

Treasury Benchmark Price:	99-26 1⁄4

Spread to Treasury Benchmark:	78 bps

Reoffer Yield:	4.695%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Co-Managers:

ABN AMRO Capital Markets (USA) LLC

Academy Securities, Inc.

ANZ Securities, Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Danske Markets Inc.

Drexel Hamilton, LLC

First Citizens Capital Securities, LLC

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

M&T Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nomura Securities International, Inc.

Penserra Securities LLC

PNC Capital Markets LLC

R. Seelaus & Co., LLC

Regions Securities LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Unicaja Banco, S.A.

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

CUSIP:	06051GNA3

ISIN:	US06051GNA30

Concurrent Offerings:

$3,250,000,000 4.477% Fixed/Floating Rate Senior Notes, due April 2030

$500,000,000 Floating Rate Senior Notes, due April 2030

$3,000,000,000 5.489% Fixed/Floating Rate Subordinated Notes, due April 2037

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on April 23, 2031, or (b) in whole at any time or in part from time to time, on or after March 23, 2032 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after October 23, 2026 (or, if additional Notes are issued after April 23, 2026, on or after the date that is six months after the issue date of such additional Notes), and prior to April 23, 2031, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-

Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 15 basis points.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Prospectus Supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.

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